SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

ORBITAL TRACKING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68558X100

(CUSIP Number)

Mark Groussman
5154 La Gorce Drive
Miami Beach, FL 33140

Copy to:
Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,440,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,440,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,440,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.23% (Based on 12,818,172 shares of common stock outstanding as of November 12, 2015).
12	TYPE OF REPORTING PERSON* IN

(1)
Includes 1,400,000 shares of common stock held by The Erica and Mark Groussman Foundation, Inc., of which Mr. Groussman is the Trustee and over whose securities he holds voting and dispositive power, and 40,000 shares of common stock held by Melechdavid, Inc., of which Mr. Groussman is President and over whose securities he holds voting and dispositive power.

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Erica and Mark Groussman Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,400,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,400,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.92% (Based on 12,818,172 shares of common stock outstanding as of November 12, 2015).
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.31% (Based on 12,818,172 shares of common stock outstanding as of November 12, 2015).
12	TYPE OF REPORTING PERSON* CO

Item 1(a).                   Name of Issuer:

Orbital Tracking Corporation

Item 1(b).                  Address of Issuer's Principal Executive Offices:

18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

Item 2(a).                   Name of Person Filing.

The statement is filed on behalf of Mark Groussman, The Erica and Mark Groussman Foundation, Inc. and Melechdavid, Inc. (together, the “Reporting Persons”).

Item 2(b).                  Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).                   Citizenship.

United States/Florida

Item 2(d).                  Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).                   CUSIP Number.

68558X100

Item 3.                       Type of Person

IN, CO, CO

Item 4.                       Ownership.

(a) Amount beneficially owned:

(b) Percent of class: 11.23% (Based on 12,818,172 shares of common stock outstanding as of November 12, 2015).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: Mr. Groussman has shared power to vote or direct the vote of 1,440,000 shares, including 1,400,000 shares of common stock held by The Erica and Mark Groussman Foundation, Inc., of which Mr. Groussman is the Trustee and over whose securities he holds voting and dispositive power and 40,000 shares held by Melechdavid, Inc., of which Mr. Groussman is President and over whose securities he holds voting and dispositive power.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: Mr. Groussman has shared power to vote or direct the vote of 1,440,000 shares, including 1,400,000 shares of common stock held by The Erica and Mark Groussman Foundation, Inc., of which Mr. Groussman is the Trustee and over whose securities he holds voting and dispositive power and 40,000 shares of common stock held by Melechdavid, Inc., of which Mr. Groussman is President and over whose securities he holds voting and dispositive power.

Item 5.                       Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                       Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                        Identification and Classification of Members of the Group.

Not applicable.

Item 9.                        Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2016	/s/ Mark Groussman
Mark Groussman

Date: January 25, 2016	/s/ Mark Groussman
The Erica and Mark Groussman Foundation, Inc. By: Mark Groussman, Trustee

Date: January 25, 2016	/s/ Mark Groussman
Melechdavid, Inc. By: Mark Groussman, President